NEWS RELEASE

August 20, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

ALMADEN DEALS NICOAMEN GOLD PROJECT – WORK PROGRAM COMMENCES

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has signed an option agreement with Fairmont Resources Inc. (Fairmont) for Almaden’s Nicoamen River Gold Prospect in the Spences Bridge Gold Belt, British Columbia.  Fairmont is a private company that plans to seek a listing on the TSX Venture Exchange.

Under the terms of this agreement, Fairmont may earn up to a 60% interest in the property by spending $2,000,000.00 on the property, paying Almaden $25,000.00 and issuing the Company 300,000 shares of Fairmont stock within five years from the listing of the stock on the TSX Venture or other Canadian Stock Exchange. The first year commitment includes a payment of $10,000.00 on signing and $100,000.00 in work on the property.

The Nicoamen River property lies at the headwaters of the Nicoamen River. The first gold ever found in British Columbia was in this short river where it joins the Fraser River and this discover started what became the Fraser River Gold Rush. Detailed prospecting by Almaden personnel found gold bearing float rock near the headwaters of the Nicoamen and also gold values in place ranging in grade from 95 parts per billion (ppb) gold over 0.50 metres to 1828 ppb gold over two metres. Subsequent soil geochemistry surveys located five large, gold in soil anomalies on the property.

First phase work commenced this week and consists of geological work, induced polarization and magnetic geophysical surveys.

Almaden is also pleased to announce a change in officers of the Company. Morgan Poliquin, P.Eng.  is now President and CEO while Duane Poliquin, P.Eng. will remain as Chairman of the Board.

On Behalf of the Board of Directors

“Duane Poliquin”

_________________________

Duane Poliquin, P.Eng.

Chairman

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.